May 29, 2015

VIA EDGAR

Larry Spirgel

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	TransUnion

Amendment No. 1 to Registration Statement on Form S-1

Filed May 8, 2015

File No. 333-203110

Dear Mr. Spirgel:

On behalf of TransUnion (the “Company”), we are writing to respond to the comment set forth in the comment letter of staff of the Securities and Exchange Commission (the “Staff”), dated May 14, 2015 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 filed (as amended, the “Registration Statement”). In addition, on behalf of the Company, we hereby transmit via EDGAR for filing with the Securities and Exchange Commission, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). The Registration Statement has been revised in response to the Staff’s comment and generally updates other information.

Set forth below is our response to the Staff’s comment as set forth in the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by the Company. Page references below refer to the pages of Amendment No. 2.

The Company acknowledges that in the future it will comply with the comment set forth in the Comment Letter in the manner described below with respect to its applicable filings under the Securities Exchange Act of 1934.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

2012 Change in Control Transaction, page 58

1. Please disclose the amount of debt incurred by the company in connection with the 2012 Change in Control Transaction.

Response: The Company has added disclosure on page 59 relating to the Company’s issuance of $600.0 million aggregate principal amount of 9.625%/10.375% Senior PIK Toggle Notes due 2018 in connection with the 2012 Change in Control Transaction.

Securities and Exchange Commission

May 29, 2015

To facilitate your review, we are sending clean and marked copies of Amendment No. 2 to the Staff, c/o Gregory Dundas.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 455-2812 with any questions or further comments you may have regarding this letter or if you wish to discuss our response to the Comment Letter.

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes

cc:	John Blenke

Gregory Dundas